Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 22,
2016, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class II Directors, each to serve for a three-year term expiring at the 2019 Annual Meeting and until his or her successor is duly elected and qualified.

Director 		For 		Withhold Authority
Kenneth S. Davidson 	7,719,329 	  552,352
Nancy A. Eckl 		7,757,253 	  514,428
Trevor W. Morrison 	7,712,305 	  559,376